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Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jane Park
Laura Crotty
Jenn Do
Mary Mast

Re:	Sonendo, Inc. Draft Registration Statement on Form S-1 Submitted August 11, 2021 CIK No. 0001407973

Ladies:

On behalf of Sonendo, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 8, 2021, relating to the Company’s above referenced confidential Draft Registration Statement on Form S-1 submitted on August 11, 2021 (the “Registration Statement”). This letter is being submitted together with an amendment (“Amendment No. 1”) to the Registration Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, through the Commission’s Accellion/KiteWorks secure file transfer system, copies of this letter, a clean copy of Amendment No. 1 and a copy of Amendment No. 1 marked to show all changes from the version of the Registration Statement confidentially submitted on August 11, 2021. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

September 17, 2021

Market, Industry and Other Data, page ii

1.

We note your statement cautioning investors not to place undue reliance on market share data included in the prospectus. Such statement may imply an inappropriate disclaimer of responsibility with respect to the third-party information; therefore, please either remove the disclaiming language or clearly state in this section that you are liable for all information in the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page ii of Amendment No. 1.

Our Company, page 1

2.

We refer to your disclosure on page 127 that your currently marketed products include Class II devices that are subject to 510(k) clearance. Please revise to include disclosure of the Class II classification of the GentleWave System in the Summary. Please also include disclosure of your other products that are currently marketed, including their purpose in your GentleWave System platform. For example, we note your disclosure of your CleanFlow PI, SoundSeal, TDO software and company-branded EDTA.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 1, 4, 87, 109, 119 and 131 of Amendment No. 1.

3.

We note your disclosure that conventional methods of RCT depend primarily on instruments to manually remove tooth structure, which include the use of dental drills to create an access cavity and the use of endodontic files. You also disclose that your GentleWave System is able to clean and disinfect the root canal system with minimal or no removal of tooth structure. Please expand your disclosure here and elsewhere in the prospectus to explain what you mean by “minimal or no removal of tooth structure.” For example, please clarify whether the GentleWave System requires the use of instruments such as dental drills and bars to create access cavities.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 4, 87, 109, 111, 118, 119 and 123 of Amendment No. 1.

4.

We refer to your disclosure on pages 2 and elsewhere in the prospectus that over 30 peer-reviewed journal publications demonstrate the benefits of the GentleWave System. Please revise your disclosure in this section and elsewhere to disclose whether you funded, sponsored or if your employees were involved in the peer-reviewed publications referenced.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 2, 88, 125 and 126 of Amendment No. 1.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 7

September 17, 2021

5.

You state herein and on page 75 that you have elected to take advantage of the extended transition period afforded to emerging growth companies that would delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The related checkbox on the cover of the document is also unchecked. However, you provide disclosure to the contrary on pages 103 and F-9, wherein you indicate you have irrevocably elected to not take advantage of this benefit. Please clarify and revise to ensure your disclosures are consistent throughout your document.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 108 and F-9 of Amendment No. 1.

Risk Factors

We face competition from many sources..., page 21

6.

We note your disclosure on page 113 that your competitors use various alternative RCT technologies, such as sonic, ultrasonic and laser-assisted irrigation devices. Please clarify your disclosure here and in the Business section to discuss the type of technologies your key competitors utilize in their RCT products. Please also differentiate your proprietary mechanism of action of the GentleWave System, which combines fluid optimization, broad-spectrum acoustic energy and advanced fluid dynamics, from the alternative technologies identified.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 23 and 117 of Amendment No. 1.

We depend upon third-party suppliers, including contract manufacturers and single and sole suppliers..., page 24

7.

We note your disclosure on pages 24 and 124 that certain key components of your products are only available from single source suppliers. Please expand your disclosure to discuss your sources, the availability of raw materials and the names of any principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 25, 28, 29 and 129 of Amendment No. 1.

The provisions of our amended and restated certificate of incorporation requiring exclusive forum..., page 72

8.

We note your disclosure that the forum selection provision in your amended certificate of incorporation may have the effect of discouraging lawsuits against you and your directors and officers. Please revise this risk factor to disclose that there is also a risk that your forum selection provision may result in increased costs for investors to bring a claim.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 73 of Amendment No. 1.

September 17, 2021

Use of Proceeds, page 79

9.

Please confirm whether you intend to use the proceeds of the offering towards the development of any specific programs or products, and if so, how much you intend to allocate and how far the proceeds from the offering will allow you to proceed with such programs, as applicable. For example, we refer to your disclosure on page 109 that you expect to launch your CleanFlow PI in late 2021.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not intend to use the proceeds of the offering towards the development of any specific programs or products.

Management’s Discussion and Analysis

Results of Operations, page 92

10.

We note the discussion of revenue on page 92 explains the changes therein for the two operating and reporting segments. Considering the disclosure on page F-39 that your performance measures also include “gross profit and income from operations”, please revise your analysis under the appropriate headings to explain the nature of the changes in those foregoing measures for the periods presented. Refer to Section 501.06a of the Financial Reporting Codification.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 96 of Amendment No. 1.

Critical Accounting Policies and Estimates, page 98

11.

We note the critical accounting policies related to stock-based compensation and common stock valuations on pages 101-103. Please revise to disclose the specific methods used to value your enterprise value and the nature of material assumptions used. In addition, disclose in the filing the extent to which any stock-based compensation has been awarded during 2021. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the Staff how to submit your response.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 106 and 107 of Amendment No. 1. In addition, the Company advises the Staff that it has disclosed stock-based compensation for the six months ended June 30, 2021 on pages 94 and F-64 of Amendment No. 1.

The Company acknowledges the Staff’s comment with respect to the estimated offering price or range and will provide to the Staff, on a supplemental basis, the requested information once an estimated offering range has been determined.

September 17, 2021

Business

Market Overview

Limitations of Conventional Methods of Root Canal Therapy, page 114

12.

We note your disclosure on page 114 relating to varying concentrations of sodium hypochlorite used during irrigation for RCT therapies, which may contribute to unpredictable procedure times and outcomes. Please confirm if any chemicals are used during irrigation as part of GentleWave System, such as your company-branded EDTA, and if so, please expand your disclosure of your product in this section.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 118, 120 and 122 of Amendment No. 1.

Our Solution

Components of the GentleWave System and Mechanism of Action, page 116

13.	Please define EDTA where first used.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 4 of Amendment No. 1.

Peer-Reviewed Research and Clinical Studies, page 119

14.	We note your disclosure of several published studies relating to your GentleWave System. Please revise to clarify whether each study was powered for statistical significance.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 123 of Amendment No. 1.

15.

We refer to your disclosure on pages 121 and 122 relating to studies comparing the penetration depth of treatment fluids, the debridement efficacy and biofilm removal efficacy using the GentleWave System with devices commonly used in conventional methods. Please revise your disclosure to specify the type of medical device and technology used in the conventional method in your studies.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 125 and 126 of Amendment No. 1.

Intellectual Property, page 126

16.

We note that you have U.S. patents, U.S. pending patents, foreign patents and foreign pending patent applications that relate to both the GentleWave console and procedure instruments and future concepts for your products. Please expand your disclosure to specify on an individual or patent family basis the scope and technology of each patent or patent application, the type of patent protection, applicable jurisdictions, and expected expiration years. Note that it may be useful to include a table containing this information to supplement the narrative disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 130 of Amendment No. 1.

September 17, 2021

Financial Statements

9. Term Loan, page F-34

17.

We note the disclosure on pages F-7 and F-36 that you are not forecasting continued compliance with the debt covenants associated with the term loan over the next twelve months, specifically in the first quarter of 2022. Please revise your document to address the following:

•	Quantify the required minimum liquidity amount and your actual amounts achieved pursuant to the covenant for the last four quarters.

•	Quantify the required minimum liquidity amount for the next four quarters.

•	Disclose the status of any renegotiations to extend the term loan and/or obtain a waiver for an event of default.

•	Disclose the expected implications on your operations and financial statements in the event of a default.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page F-36 of Amendment No. 1. In addition, the Company has disclosed on pages 98 and F-67 that, on August 23, 2021, the Company entered into a fifth amendment to the Perceptive Loan (the “Fifth Amended Perceptive Loan”) which transferred the loan to Perceptive Credit Holdings III, LP and provides two additional tranches of delayed-draw term loans of $10.0 million each, for an aggregate amount of $20.0 million. The two additional tranches are required to be initiated on or before December 31, 2021 and 2022, respectively. The Fifth Amended Perceptive Loan also modified the repayment of all outstanding principal to be due at maturity on August 23, 2026. The Company respectfully advises the Staff that the financial covenant requirements under the Fifth Amended Perceptive Loan, and the Company’s anticipation that it will be in default of the minimum liquidity requirements, are disclosed on pages F-67 and F-68. With respect to the Company’s disclosure that it is not forecasting continued compliance with its financial debt covenant to maintain a minimum balance of $3.0 million in cash over the next twelve months, the Company respectfully notes its disclosure on pages 18 and 98 regarding the Company’s ability to continue as a going concern and its belief that, based on its current operating plan, which is excluding any anticipated net proceeds from the initial public offering, its existing cash and cash equivalents will not be sufficient to meet its capital requirements and fund its operations for at least the next twelve months, and will not be sufficient to be in compliance with the minimum liquidity requirements. As disclosed on pages 88 and 98, the Company believes that anticipated net proceeds from the initial public offering, together with its existing cash and cash equivalents, will enable the Company to fund its capital requirements and operations for at least the next 12 months from the date of the offering and will be sufficient to be in compliance with the minimum liquidity requirements.

September 17, 2021

General

18.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

* * *

September 17, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8181 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ B. Shayne Kennedy
B. Shayne Kennedy of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Bjarne Bergheim , Chief Executive Officer, Sonendo, Inc.

Jacqueline Collins, General Counsel, Sonendo, Inc.

Ilir Mujalovic, Shearman & Sterling LLP